06006390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UnionBanc Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 South Figueroa Street, 2nd Floor
(No. and Street)

Los Angeles, (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Douglas Guenzel, VP 213-236-7147
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street, Suite 3100 (Address) San Francisco (City) CA (State) 94105-2230 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC MAIL PROCESSING SECTION RECEIVED MAR 9 2006 WASH. D.C. 160

OATH OR AFFIRMATION

I, Johs Worsoe, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of UnionBanc Investment Services, LLC (the "Company") , as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chairman & CEO
Title

Notary Public

JOSHUA NONNEMAKER
Commission # 1629313
Notary Public - California
Los Angeles County
My Comm. Expires Dec 13, 2009

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Changes in Member's Equity.
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable)
(x)	(g)	Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1 under Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under Securities Exchange Act of 1934.
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report. (Not Required).
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UnionBanc Investment Services, LLC
(SEC ID. NO. 8-30706)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2005 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
UnionBanc Investment Services, LLC:

We have audited the accompanying statement of financial condition of UnionBanc Investment Services, LLC (a Delaware limited liability company and a wholly owned subsidiary of Union Bank of California, N.A.) (the "Company") as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of UnionBanc Investment Services, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of UnionBanc Investment Services, LLC as of December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation For Determination of Reserve

Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 27, 2006

UnionBanc Investment Services, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 62,241,381
Cash segregated under federal regulations	1,766,000
Marketable securities owned, at fair value	36,281,116
Receivable from broker-dealers and clearing organizations	15,140,793
Accrued interest receivable	659,984
Furniture and equipment, net	3,703
Other assets	105,580
TOTAL	$116,198,557

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Securities sold, not yet purchased	$ 999,492
Payable to broker-dealers and clearing organizations	11,101,536
Due to Parent, net	1,670,458
Accounts payable, accrued expenses, and other liabilities	2,882,331
Loan from Parent	27,876,441
Total liabilities	44,530,258
MEMBER'S EQUITY	71,668,299
TOTAL	$116,198,557

See accompanying notes to financial statements.

UnionBanc Investment Services, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions	$36,498,319
Principal transactions	9,239,926
Interest and dividends	3,816,964
Referral fees	2,788,543
Other income	192,655
Total revenues	52,536,407
EXPENSES:	
Salaries and employee benefits	21,906,125
Management fees	6,691,792
Clearing expenses	2,132,301
Interest expense	1,442,648
Occupancy and equipment	1,052,806
Analytical and information services	588,207
Travel and conferences	353,311
Communications	300,457
Regulatory fees	177,197
Professional services	162,523
Other expenses	1,220,057
Total expenses	36,027,424
INCOME BEFORE INCOME TAXES	16,508,983
INCOME TAX EXPENSE	6,088,115
NET INCOME	$10,420,868

See accompanying notes to financial statements.

UnionBanc Investment Services, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Member's Equity
BALANCE—January 1, 2005	$61,247,431
Net income	10,420,868
BALANCE—December 31,2005	$71,668,299

See accompanying notes to financial statements.

UnionBanc Investment Services, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 10,420,868
Depreciation	7,167
Adjustments to reconcile net income to net cash used in operating activities - changes in operation assets and liabilities:	
Cash segregated under federal regulation	(1,721,767)
Marketable securities owned, at fair value	(36,281,116)
Receivable from broker-dealers and clearing organizations	(13,669,235)
Payable to broker-dealers and clearing organizations	11,101,536
Due to Parent, net	2,517,468
Accrued interest receivable	(590,672)
Other assets	(21,947)
Accounts payable, accrued expenses and other liabilities	1,211,499
Securities sold, not yet purchased	999,492
Total adjustments	(36,454,742)
Net cash used in operating activities	(26,026,707)
CASH FLOWS FROM INVESTING ACTIVITIES—Purchases of furniture and equipment	(10,870)
CASH FLOWS FROM FINANCING ACTIVITIES—Loan from Parent	27,876,441
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,838,864
CASH AND CASH EQUIVALENTS—Beginning of the year	60,402,517
CASH AND CASH EQUIVALENTS—End of the year	$ 62,241,381
SUPPLEMENTAL CASH FLOW DISCLOSURES—Income tax payments (paid to Parent)	$ 5,106,275

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

UnionBanc Investment Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a limited liability company that is a wholly-owned subsidiary of Union Bank of California, N.A. (the "Parent"), a wholly-owned subsidiary of UnionBanCal Corporation (the "Holding Company"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940.

The Company provides its services to retail and institutional clients in several core product areas: annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting primarily of dedicated investment specialists. The Company clears all retail transactions on a fully-disclosed basis through its clearing agent.

On January 3, 2005, the Company began to conduct a proprietary trading and institutional sales business under a service agreement with Global Markets Group of the Parent ("GMG") to perform certain back office functions. Under this agreement, the Company self-clears all transactions related to proprietary trading and institutional sales, holding no customer funds or securities. Also on January 3, 2005, the Company acquired the securities inventory from the Parent at fair value. The purchase of securities inventory was financed with a revolving line of credit maintained with the Parent.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements are presented on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash and investments in U.S. Treasury bills and commercial paper that have original maturities of 90 days or less.

Securities Transactions—Principal transactions are recorded on a trade date basis. Marketable securities owned, and securities sold, not yet purchased, are carried at fair value, and unrealized gains and losses are included in principal transaction revenue.

Due to Parent, net—Due to Parent, net primarily consists of commission fees earned for distributing commercial paper issued by other wholly-owned subsidiaries of the Parent, management fees payable, interest payable on the borrowing and income taxes payable.

Income Taxes—The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable for 2005 operations under tax laws.

Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Referral Fees—Underwriting referral fees are recorded when the transaction has been brought to market and the transaction is considered closed. At the time of closing, the revenue is recorded based on estimated proceeds from the underwriting transaction.

Comprehensive Income—Statement of Financial Accounting Standard ("SFAS") No. 130, *Reporting Comprehensive Income*, requires that an enterprise report, by major components and as a single total, the change in net assets during the period from nonowner sources. For the year ended December 31, 2005, comprehensive income was equal to the Company's net income.

Furniture and Equipment, net—Furniture and equipment is reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method. The estimated usefulness for furniture is ten years and the equipment is four years.

Recently Issued Accounting Pronouncement— In December 2004, the Financial Accounting Standards Board (FASB), issued SFAS No.123 (revised 2004), "Share–Based Payment" ("Statement 123R"). Statement 123R requires that compensation costs related to share-based payment transactions be recognized in the financial statements. Measurement of the cost of employee service will be based on the grant-date fair value of the equity or liability instruments issued. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The Holding Company, which sponsors and administers the management stock plans, will adopt Statement 123R on January 1, 2006 under the modified prospective method, which will result in an estimated increase in salaries and employee benefits expense of $195,508, to be recorded by the Company during 2006.

3. RESERVE REQUIREMENTS

The Company is an introducing broker that clears all retail transactions with and for customers on a fully disclosed basis with a clearing broker. The Company periodically holds funds on behalf of retail customers to facilitate customer withdrawals from their brokerage accounts and from their maturing certificates of deposit. In addition, at December 31, 2005, the Company held $19,334 in cash related to settlement of previous mutual fund breakpoint discounts due to customers. Accordingly, under the Securities Exchange Act of 1934, the Company is subject to the provisions of Rule 15c3-3 (k)(2)(i) and is required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3. At December 31, 2005, $1,766,000 was segregated under these requirements, which was $1,745,700 in excess of its required reserve of $20,300.

4. INCOME TAXES

The components of the Company's provision for income taxes consist of the following:

	Current	Deferred	Total
Income tax expense:			
Federal	$5,600,584	$ (340,392)	$5,260,192
State	879,110	(51,187)	827,923
Total income tax expense	$6,479,694	$ (391,579)	$6,088,115

The Company's provision for income taxes for the year ended December 31, 2005 differ from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 35%, primarily due to state taxes, non-taxable interest income from marketable securities owned, accrued bonuses, and meals and entertainment expenses.

In addition, pursuant to the Company's tax sharing agreement with the Holding Company (see Note 2), the Company had a payable to the Parent of $209,830 at December 31, 2005 which is recorded in due to Parent, net on the Statement of Financial Condition.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers-dealers, and clearing organizations consist of the following:

	Receivables	Payables
Fees and commissions receivable	$ 1,928,035	$ -
Receivable from/payable to clearing organizations	12,670,302	10,714,410
Securities failed-to-deliver/receive	542,456	387,126
	$ 15,140,793	$ 11,101,536

6. MARKETABLE SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, not yet purchased at December 31, 2005 consist of the following:

	Owned	Sold, Not yet Purchased
Obligations of U.S. government	$12,842,106	$999,492
State and municipal obligations	20,878,713	-
Corporate debentures	2,560,297	-
	$36,281,116	$999,492

7. RELATED-PARTY TRANSACTIONS

At December 31, 2005, the Company had cash of $741,381 deposited in noninterest-bearing checking accounts at the Parent. Investments in commercial paper of $61,500,000 were also held in custody by the Parent.

The Company has a revolving line of credit to borrow up to $350 million with the Parent, which permits borrowing on an unsecured basis by the Company. The facility terminated on December 31, 2005 and was subsequently renewed. Interest is payable monthly based on the weighted average of Fed Funds overnight rate. For the year ended December 31, 2005, the Company recorded interest expense of $1,304,542 in relation to this line of credit. At December 31, 2005, the Company has $1,304,542 of accrued interest payable recorded in due to Parent, net.

The Company earns commissions on sales of the HighMark Funds, as well as fees based on the average balances maintained in those funds. The HighMark Funds are a family of mutual funds managed by an affiliate of the Parent. For the year ended December 31, 2005, income related to these commissions and 12(b)-1 fees amounted to $8,860,429.

The Company performs various brokerage services for the Parent. For the year ended December 31, 2005, income related to these brokerage services amounted to $2,864,678 which is recorded within commissions income. At December 31, 2005, the Company has $235,200 of accrued commission fees receivable recorded in due to Parent, net.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services provided by the Parent, including all direct employee and occupancy and certain equipment expenses related to the operation of the Company. In addition, the Company reimburses the Parent for all other reasonable and necessary out-of-pocket expenses incurred by the Parent in connection with the services rendered. Expenses for the year ended December 31, 2005 were $21,906,125 for employee salaries and benefits and $1,052,806 for occupancy and equipment.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. The funding policy is to make contributions between the minimum required and the maximum deductible amount as allowed by the Internal Revenue Code. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future. Plan assets are invested in U.S. government securities, corporate bonds and foreign and domestic securities. The Plan does not contain any stock of the Parent. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company through the Parent based on eligible employees' salaries.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. Employees may contribute up to 25 percent of their pre-tax covered compensation or up to 10 percent of their after-tax covered compensation through salary deductions to a combined maximum of 25 percent. The Parent contributes 50 percent of every pre-tax dollar an employee contributes up to the first 6 percent the employee's pre-tax covered compensation. Employees are fully vested in the employer's contributions immediately. In addition, the Parent may make a discretionary annual profit-sharing contribution up to

2.5 percent of an employee's pay. This profit-sharing contribution is for all eligible employees, regardless of whether an employee is participating in the 401(k) plan and depends on the Parent's annual financial performance. All employer contributions are tax deductible by the Parent.

The Parent provides certain healthcare benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The healthcare cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the healthcare plan anticipates future cost-sharing changes that are consistent with the Parent's intent to maintain a level of cost-sharing at approximately 25 to 50 percent, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

Total pension, 401(k) plan, profit sharing, and postretirement benefits expenses aggregated $794,768 in 2005, which is included in the total employee salaries and benefits expense allocated from the Parent.

Intercompany management fees paid to the Parent for the use of certain shared resources such as administrative, legal and compliance services. In the current year, the intercompany management fees also included payments for the processing and clearing of principal trading conducted by GMG and risk monitoring services conducted by the Market Risk Monitoring unit ("MRM") of the Parent related to all principal transactions. For the year ended December 31, 2005, total intercompany management fees paid to the Parent were $6,691,792. At December 31, 2005, the Company has $391,286 of intercompany management fees payable recorded in due to Parent, net.

The Parent's Syndications and Placements group has solicited Wedbush Inc., a third party broker-dealer and others to advise, place and underwrite debt and equity for customers and prospects of the Company or its affiliates who seek access to public or private debt and equity markets. As such, the Company will not act as a syndicate manager and will only receive referral fees for business referred to other broker-dealers. For the year ended December 31, 2005, the Company referred 23 transactions that have closed. The transactions generated $2,788,543 in referral fees, of which $63,209 were received from Tokyo Mitsubishi International, a subsidiary of Mitsubishi UFJ Financial Group, which owned approximately 63% of the Holding Company's outstanding common stock as of December 31, 2005.

8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. Since January 2005, the Company elected to use the alternative method which requires the Company to maintain the minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2005, the Company had net capital of $68,904,793 which was $68,654,793 in excess of the required $250,000.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by National Financial Services, LLC ("NFS"). As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, municipalities, corporations and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of year end , there were no customers in default.

In addition, the Company has sold securities that it currently does not own. The Company has recorded these obligations at fair value of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

NFS Clearing Agreement—The Company participates in a clearing agreement with NFS, a subsidiary of Fidelity Investments, Inc. Under the terms of the NFS agreement, NFS acts as sole clearing agent and carries all the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are reported as assets and liabilities of NFS. The Company, as introducing broker, shares in gross commissions on a percentage basis with NFS and is responsible for the collection of the margin required to support transactions in margin accounts, for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold, and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFS agreement, the Company has posted a standby letter of credit in favor of NFS in the amount of $50,000. The standby letter of credit was issued by the Company's Parent.

Portfolio Connection—Portfolio connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The customers' funds are held at NFS. The Company may be liable for potential overdrafts in customer accounts.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information from NFS on a daily basis.

10. CONTINGENCIES

The Company is a party to legal and regulatory actions which arise from time to time as part of its normal course of business. The Company believes, after consultation with legal counsel, that it has meritorious defenses in these actions, and the liability, if any, will not have a material adverse effect on the Company's financial position or results of operations.

11. SUBSEQUENT EVENTS

Effective January 1, 2006, the Company renewed the revolving line of credit with the Parent. The agreement allows the Company to borrow up to $350 million with interest based on the weighted average of Fed Funds overnight rate and payable on a quarterly basis. The agreement expires on December 31, 2006 but is subject to renewal.

* * * * * *

UnionBanc Investment Services, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2005

NET CAPITAL—Total member's equity from statement of financial condition	$71,668,299
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets included in the statement of financial condition:	
Receivable from broker-dealers and clearing organizations	1,738,846
Furniture and equipment	3,703
Other assets	105,580
Total	1,848,129
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	69,820,170
Haircuts on securities:	
Obligations of U.S. government	26,739
State and municipal obligations	885,438
Corporate debentures	3,200
Total haircuts on securities	915,377
NET CAPITAL	$68,904,793
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$68,654,793
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005):	
NET CAPITAL, AS REPORTED IN THE COMPANY'S PART II (UNAUDITED) FOCUS REPORT FILED ON JANUARY 26, 2006	$69,362,155
Closing adjustment to properly record accrued commissions	460,582
Closing adjustment to properly record clearing expense	(15,913)
Audit adjustment to properly state referral fees	(192,441)
Audit adjustment to properly record interest expense	(1,304,542)
Adjustment to income tax expense for items listed above	402,511
Impact of audit adjustment on non-allowable assets	192,441
NET CAPITAL PER ABOVE	$68,904,793

UnionBanc Investment Services, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	100
Breakpoint discount on mutual funds due to customers		19,234
Total		19,334
DEBIT BALANCES		-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$	19,334
105% OF EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$	20,300
AMOUNTS HELD ON DEPOSIT IN RESERVE BANK ACCOUNT At December 31, 2005	$	1,766,000

The computation for determination of reserve requirements under Rule 15c3-3 as of December 31, 2005, prepared by UnionBanc Investment Services, LLC in its unaudited Form X-17A-5, Part II as filed, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UnionBanc Investment Services, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2005

The Company does not take possession or control of securities for customers, and therefore, is exempted from the possession or control requirements of Rule 15c3-3 under the Securities Exchange Act of 1934

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 27, 2006

UnionBanc Investment Services, LLC
445 South Figueroa Street
Los Angeles, California 90071

Board of Directors and Member of
UnionBanc Investment Services, LLC

In planning and performing our audit of the financial statements of UnionBanc Investment Services, LLC (a California limited liability company and a wholly owned subsidiary of Union Bank of California, N.A.) (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) under (k)(2)(i) and for determining compliance with the exemptive provisions of the possession or control requirements of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP